EXHIBIT 99.(a)(6)


                                  NEWS RELEASE

                                                            FIRSTCITY FINANCIAL
                                                            CORPORATION
                                                            Suzy W. Taylor
                                                            P.O. Box 105
                                                            Houston, Texas 77001
                                                            (713) 652-1810


                  FirstCity Financial Announces Exchange Offer
                           for Special Preferred Stock


      Houston, Texas August 27, 1998. . . FirstCity Financial Corporation announced that it will commence an exchange offer to the holders of its Special Preferred Stock. The exchange will allow a holder of the current Special Preferred to exchange those shares, on a share for share basis, for New Preferred Stock. The redemption value of the New Preferred Stock is $21 and the annual dividend rate will be 10 percent of redemption value, or $2.10 per share, payable quarterly. The New Preferred will be callable on or after September 30, 2003 and is to be redeemed on September 30, 2005.

      The transaction is structured to be a tax free exchange and the New Preferred Stock will qualify for dividend received exclusions under the current IRS code.

      Shares of Special Preferred Stock that are not exchanged for New Preferred Stock will be redeemed, pursuant to the terms of the Special Preferred Stock, on September 30, 1998 for $21.00 per share plus accrued dividends.

      James Hawkins, Chairman of FirstCity noted, "We are very enthusiastic about this offer to our current Special Preferred shareholders. The preferred they now hold is to be redeemed in September of 1998, at which point the holders will have to pay taxes on any gains they may have in the security. Exchanging for the new preferred allows a holder to defer any tax recognition and provides the holder with a new preferred at very competitive dividend rates. We believe this is a very attractive offer for our preferred holders, as well as a good source of medium term capital for FirstCity."

      This release contains forward-looking statements that are dependent upon a number of uncertainties that could cause the actual results to differ materially from those implied, projected or predicted in the forward-looking statements. When any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, the Company cautions that, while such assumptions or bases are believed to be reasonable and are made in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The words "believe," "expect," "estimate," "project," "anticipate" and similar expressions identify forward-looking statements.

      FirstCity is a diversified financial services company with operations dedicated to mortgage lending, portfolio asset acquisition and resolution and consumer lending through over 90 offices in the US and with affiliate organizations in Europe and Mexico. Its common (FCFC) and preferred (FCFCP and FCFCO) stocks are listed on the NASDAQ National Market System.




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